UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11) *

PAYCOM SOFTWARE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

70432V102

(CUSIP Number)

Greg R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70432V102	Page 2 of 13

1.	Names of Reporting Persons. Ernest Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,670,999
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,670,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,670,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.1% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based on 58,512,531 shares of Common Stock outstanding as of October 27, 2020, as disclosed in the Quarterly Report on Form 10-Q for the period ended September 30, 2020, filed by the Issuer with the SEC on November 5, 2020, as increased to include the 1,610,000 shares of restricted stock subsequently granted by the Issuer to Mr. Richison on November 23, 2020, as reported in this Amendment.

CUSIP No. 70432V102	Page 3 of 13

1.	Names of Reporting Persons. Chad Richison
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,932,505 (1)
	8.	Shared Voting Power 3,671,167 (2)
	9.	Sole Dispositive Power 3,098,505
	10.	Shared Dispositive Power 3,671,167 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,603,672 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.3% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,834,000 unvested shares of restricted stock.
(2)

Consists of (a) 3,670,999 shares of Common Stock owned by Ernest Group, Inc., (b) 56 shares of Common Stock owned by the Abrie R. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012, (c) 56 shares of Common Stock owned by the Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012, and (d) 56 shares of Common Stock owned by the Ian D. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012.

(3)

Based on 58,512,531 shares of Common Stock outstanding as of October 27, 2020, as disclosed in the Quarterly Report on Form 10-Q for the period ended September 30, 2020, filed by the Issuer with the SEC on November 5, 2020, as increased to include the 1,610,000 shares of restricted stock subsequently granted by the Issuer to Mr. Richison on November 23, 2020, as reported in this Amendment.

CUSIP No. 70432V102	Page 4 of 13

1.	Names of Reporting Persons. Abrie R. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 58,512,531 shares of Common Stock outstanding as of October 27, 2020, as disclosed in the Quarterly Report on Form 10-Q for the period ended September 30, 2020, filed by the Issuer with the SEC on November 5, 2020, as increased to include the 1,610,000 shares of restricted stock subsequently granted by the Issuer to Mr. Richison on November 23, 2020, as reported in this Amendment.

CUSIP No. 70432V102	Page 5 of 13

1.	Names of Reporting Persons. Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 58,512,531 shares of Common Stock outstanding as of October 27, 2020, as disclosed in the Quarterly Report on Form 10-Q for the period ended September 30, 2020, filed by the Issuer with the SEC on November 5, 2020, as increased to include the 1,610,000 shares of restricted stock subsequently granted by the Issuer to Mr. Richison on November 23, 2020, as reported in this Amendment.

CUSIP No. 70432V102	Page 6 of 13

1.	Names of Reporting Persons. Ian D. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 58,512,531 shares of Common Stock outstanding as of October 27, 2020, as disclosed in the Quarterly Report on Form 10-Q for the period ended September 30, 2020, filed by the Issuer with the SEC on November 5, 2020, as increased to include the 1,610,000 shares of restricted stock subsequently granted by the Issuer to Mr. Richison on November 23, 2020, as reported in this Amendment.

This Amendment No. 11 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Paycom Software, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D (as previously amended or amended and restated and as amended and/or restated hereby, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons (as defined below). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“Restricted Stock

In a grant of restricted stock awarded under the LTIP on November 23, 2020, Mr. Richison received 1,610,000 shares of restricted stock subject to performance-based vesting conditions and to the terms and other conditions of a restricted stock award agreement. These shares of restricted stock will vest based on the price of the Issuer’s common stock exceeding certain specified thresholds. Fifty percent of these shares of restricted stock will vest on the first date, if any, within six years of the date of grant, that the price of the Issuer’s common stock equals or exceeds the first stock price threshold. Fifty percent of these shares of restricted stock will vest on the first date, if any, within ten years of the date of grant, that the price of the Issuer’s common stock equals or exceeds the second stock price threshold. Vesting of the awarded shares is subject to Mr. Richison’s continued service as chief executive officer. All shares of restricted stock were granted by the Issuer to Mr. Richison under the LTIP as compensation for his service as President and Chief Executive Officer of the Issuer and for no additional consideration. Mr. Richison has all rights of a stockholder of the Issuer with respect to his shares of restricted stock, including the right to vote the shares and the right to receive any dividends thereon (with dividends paid when the related restricted stock vests), but does not have dispositive power with respect to the shares until they have vested and until any applicable holding period has expired. The foregoing description of the restricted stock award agreement to which Mr. Richison is party is qualified in its entirety by reference to the full text of such restricted stock award agreement, a copy of which is attached hereto as Exhibit 99.7 and incorporated herein by reference.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On October 13, 2020, upon completion of all sales thereunder, the August 2020 10b5-1 Plan terminated in accordance with its terms.

The information set forth in Item 3 of this Amendment is incorporated by reference into this Item 4.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of November 23, 2020, the Reporting Persons may be deemed to beneficially own the shares of Common Stock set forth in the table below:

Reporting Person	Number of Shares Beneficially Owned	Percentage of Outstanding Shares	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Ernest Group, Inc.	3,670,999	6.1% (1)	0	3,670,999	0	3,670,999
Chad Richison	8,603,672 (2)	14.3% (1)	4,932,505 (3)	3,671,167 (4)	3,098,505	3,671,167 (4)
Abrie R. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012	56	Less than 0.1% (1)	0	56	0	56
Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012	56	Less than 0.1% (1)	0	56	0	56
Ian D. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012	56	Less than 0.1% (1)	0	56	0	56

(1)

Based on 58,512,531 shares of Common Stock outstanding as of October 27, 2020, as disclosed in the Quarterly Report on Form 10-Q for the period ended September 30, 2020, filed by the Issuer with the SEC on November 5, 2020, as increased to include the 1,610,000 shares of restricted stock subsequently granted by the Issuer to Mr. Richison on November 23, 2020, as reported in this Amendment.

(2)

Consists of (a) 4,932,505 shares of Common Stock owned by Mr. Richison, including 1,834,000 unvested shares of restricted stock, (b) 3,670,999 shares of Common Stock owned by Ernest Group, (c) 56 shares of Common Stock owned by the ARR Trust, (d) 56 shares of Common Stock owned by the ALR Trust, and (e) 56 shares of Common Stock owned by the IDR Trust. Mr. Richison is the sole director of Ernest Group and Ernest Group is wholly owned by Mr. Richison and certain trusts for the benefit of Mr. Richison’s children, for which Mr. Richison serves as trustee. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by Ernest Group. Mr. Richison is the settlor and sole trustee for each of the Trusts. Each Trust is for the benefit of one of Mr. Richison’s children. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by each of the Trusts.

(3)	Includes 1,834,000 unvested shares of restricted stock owned by Mr. Richison.
(4)

Consists of (a) 3,670,999 shares of Common Stock owned by Ernest Group, (b) 56 shares of Common Stock owned by the ARR Trust, (c) 56 shares of Common Stock owned by the ALR Trust and (d) 56 shares of Common Stock owned by the IDR Trust.

(c)    Except as set forth on Annex B hereto, there were no transactions in the shares of Common Stock that were effected during the past sixty days by the Reporting Persons or since the most recent Schedule 13D filing, whichever is less.

(d)    Not applicable.

(e)    Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Items 3 and 4 of this Amendment is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement, dated August 11, 2020, by and among Chad Richison, Ernest Group, Inc., the Abrie R. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012, the Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012, and the Ian D. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012 (incorporated by reference to the Statement on Schedule 13D filed by the Issuer with the SEC on August 11, 2020).

99.2	Form of CEO Market-Based Vesting Restricted Stock Award Agreement under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated April 15, 2016, filed by the Issuer with the SEC on April 21, 2016).

99.3	Form of CEO Market-Based Vesting Restricted Stock Award Agreement under the Paycom Software, Inc. 2014 Long-Term Incentive Plan, approved October 4, 2016 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated October 4, 2016, filed by the Issuer with the SEC on October 6, 2016).

99.4	Form of Time and Market-Based Vesting Restricted Stock Award Agreement (CEO) under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated April 26, 2017, filed by the Issuer with the SEC on April 27, 2017).

99.5	Form of CEO Market-Based Vesting Restricted Stock Award Agreement under the Paycom Software, Inc. 2014 Long-Term Incentive Plan, approved January 30, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated January 30, 2020, filed by the Issuer with the SEC on February 5, 2020).

99.6	Form of Sales Plan, by and between Chad Richison and J.P. Morgan Securities LLC (incorporated by reference to the Statement on Schedule 13D filed by the Issuer with the SEC on August 11, 2020).

99.7*	Restricted Stock Award Agreement (Market Based Vesting – CEO), dated November 23, 2020.”

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: November 23, 2020

ERNEST GROUP, INC.

By:	/s/ Chad Richison
Name: Chad Richison Title: Director

CHAD RICHISON

/s/ Chad Richison

ABRIE R. RICHISON 2012 IRREVOCABLE TRUST U/T/A DTD 12/21/2012

By:	/s/ Chad Richison
Name: Chad Richison Title: Trustee

AVA L. RICHISON 2012 IRREVOCABLE TRUST U/T/A DTD 12/21/2012

By:	/s/ Chad Richison
Name: Chad Richison Title: Trustee

IAN D. RICHISON 2012 IRREVOCABLE TRUST U/T/A DTD 12/21/2012

By:	/s/ Chad Richison
Name: Chad Richison Title: Trustee

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS

Transaction Date	Effecting Person(s)	Shares Acquired or (Disposed)	Price Per Share	Description of Transaction
9/30/2020	Chad Richison	(12,988)	$310.44	Sale pursuant to a 10b5-1 plan
9/30/2020	Chad Richison	(27,479)	$311.53	Sale pursuant to a 10b5-1 plan
9/30/2020	Chad Richison	(4,533)	$312.29	Sale pursuant to a 10b5-1 plan
10/1/2020	Chad Richison	(16,174)	$315.49	Sale pursuant to a 10b5-1 plan
10/1/2020	Chad Richison	(9,076)	$316.54	Sale pursuant to a 10b5-1 plan
10/1/2020	Chad Richison	(10,472)	$317.56	Sale pursuant to a 10b5-1 plan
10/1/2020	Chad Richison	(7,874)	$318.52	Sale pursuant to a 10b5-1 plan
10/1/2020	Chad Richison	(1,404)	$319.27	Sale pursuant to a 10b5-1 plan
10/2/2020	Chad Richison	(15,980)	$329.09	Sale pursuant to a 10b5-1 plan
10/2/2020	Chad Richison	(25,120)	$330.03	Sale pursuant to a 10b5-1 plan
10/2/2020	Chad Richison	(3,900)	$330.64	Sale pursuant to a 10b5-1 plan
10/5/2020	Chad Richison	(600)	$327.76	Sale pursuant to a 10b5-1 plan
10/5/2020	Chad Richison	(800)	$329.17	Sale pursuant to a 10b5-1 plan
10/5/2020	Chad Richison	(1,500)	$329.72	Sale pursuant to a 10b5-1 plan
10/5/2020	Chad Richison	(3,541)	$330.91	Sale pursuant to a 10b5-1 plan
10/5/2020	Chad Richison	(3,085)	$332.02	Sale pursuant to a 10b5-1 plan
10/5/2020	Chad Richison	(3,890)	$333.32	Sale pursuant to a 10b5-1 plan
10/5/2020	Chad Richison	(6,532)	$334.27	Sale pursuant to a 10b5-1 plan
10/5/2020	Chad Richison	(8,615)	$335.32	Sale pursuant to a 10b5-1 plan
10/5/2020	Chad Richison	(9,895)	$336.31	Sale pursuant to a 10b5-1 plan
10/5/2020	Chad Richison	(5,724)	$337.13	Sale pursuant to a 10b5-1 plan
10/5/2020	Chad Richison	(818)	$337.91	Sale pursuant to a 10b5-1 plan
10/6/2020	Chad Richison	(6,473)	$339.68	Sale pursuant to a 10b5-1 plan
10/6/2020	Chad Richison	(13,394)	$340.53	Sale pursuant to a 10b5-1 plan
10/6/2020	Chad Richison	(12,805)	$341.56	Sale pursuant to a 10b5-1 plan

10/6/2020	Chad Richison	(9,738)	$342.49	Sale pursuant to a 10b5-1 plan
10/6/2020	Chad Richison	(2,490)	$343.44	Sale pursuant to a 10b5-1 plan
10/6/2020	Chad Richison	(100)	$344.10	Sale pursuant to a 10b5-1 plan
10/7/2020	Chad Richison	(2,960)	$336.45	Sale pursuant to a 10b5-1 plan
10/7/2020	Chad Richison	(2,655)	$337.49	Sale pursuant to a 10b5-1 plan
10/7/2020	Chad Richison	(5,210)	$338.51	Sale pursuant to a 10b5-1 plan
10/7/2020	Chad Richison	(4,633)	$339.47	Sale pursuant to a 10b5-1 plan
10/7/2020	Chad Richison	(3,222)	$340.42	Sale pursuant to a 10b5-1 plan
10/7/2020	Chad Richison	(3,352)	$341.64	Sale pursuant to a 10b5-1 plan
10/7/2020	Chad Richison	(3,324)	$342.66	Sale pursuant to a 10b5-1 plan
10/7/2020	Chad Richison	(2,192)	$343.49	Sale pursuant to a 10b5-1 plan
10/7/2020	Chad Richison	(1,815)	$344.57	Sale pursuant to a 10b5-1 plan
10/7/2020	Chad Richison	(2,100)	$345.93	Sale pursuant to a 10b5-1 plan
10/7/2020	Chad Richison	(2,757)	$346.80	Sale pursuant to a 10b5-1 plan
10/7/2020	Chad Richison	(3,965)	$347.93	Sale pursuant to a 10b5-1 plan
10/7/2020	Chad Richison	(6,446)	$348.64	Sale pursuant to a 10b5-1 plan
10/7/2020	Chad Richison	(369)	$349.42	Sale pursuant to a 10b5-1 plan
10/8/2020	Chad Richison	(1,490)	$355.55	Sale pursuant to a 10b5-1 plan
10/8/2020	Chad Richison	(1,654)	$356.49	Sale pursuant to a 10b5-1 plan
10/8/2020	Chad Richison	(5,024)	$357.62	Sale pursuant to a 10b5-1 plan
10/8/2020	Chad Richison	(17,769)	$358.59	Sale pursuant to a 10b5-1 plan
10/8/2020	Chad Richison	(17,668)	$359.51	Sale pursuant to a 10b5-1 plan
10/8/2020	Chad Richison	(1,395)	$360.31	Sale pursuant to a 10b5-1 plan
10/9/2020	Chad Richison	(770)	$360.93	Sale pursuant to a 10b5-1 plan
10/9/2020	Chad Richison	(1,430)	$362.18	Sale pursuant to a 10b5-1 plan
10/9/2020	Chad Richison	(1,800)	$363.11	Sale pursuant to a 10b5-1 plan
10/9/2020	Chad Richison	(5,494)	$364.14	Sale pursuant to a 10b5-1 plan
10/9/2020	Chad Richison	(9,111)	$365.20	Sale pursuant to a 10b5-1 plan
10/9/2020	Chad Richison	(7,494)	$366.23	Sale pursuant to a 10b5-1 plan

10/9/2020	Chad Richison	(15,940)	$367.10	Sale pursuant to a 10b5-1 plan
10/9/2020	Chad Richison	(2,961)	$367.83	Sale pursuant to a 10b5-1 plan
10/12/2020	Chad Richison	(800)	$358.34	Sale pursuant to a 10b5-1 plan
10/12/2020	Chad Richison	(1,806)	$360.04	Sale pursuant to a 10b5-1 plan
10/12/2020	Chad Richison	(837)	$361.28	Sale pursuant to a 10b5-1 plan
10/12/2020	Chad Richison	(2,092)	$362.38	Sale pursuant to a 10b5-1 plan
10/12/2020	Chad Richison	(1,446)	$363.54	Sale pursuant to a 10b5-1 plan
10/12/2020	Chad Richison	(8,184)	$364.56	Sale pursuant to a 10b5-1 plan
10/12/2020	Chad Richison	(10,294)	$365.60	Sale pursuant to a 10b5-1 plan
10/12/2020	Chad Richison	(9,606)	$366.47	Sale pursuant to a 10b5-1 plan
10/12/2020	Chad Richison	(7,539)	$367.42	Sale pursuant to a 10b5-1 plan
10/12/2020	Chad Richison	(1,700)	$368.56	Sale pursuant to a 10b5-1 plan
10/12/2020	Chad Richison	(696)	$369.37	Sale pursuant to a 10b5-1 plan
10/13/2020	Chad Richison	(1,100)	$366.01	Sale pursuant to a 10b5-1 plan
10/13/2020	Chad Richison	(301)	$366.79	Sale pursuant to a 10b5-1 plan
10/13/2020	Chad Richison	(1,004)	$368.25	Sale pursuant to a 10b5-1 plan
10/13/2020	Chad Richison	(795)	$369.27	Sale pursuant to a 10b5-1 plan
10/13/2020	Chad Richison	(4,070)	$370.44	Sale pursuant to a 10b5-1 plan
10/13/2020	Chad Richison	(5,411)	$371.43	Sale pursuant to a 10b5-1 plan
10/13/2020	Chad Richison	(14,139)	$372.51	Sale pursuant to a 10b5-1 plan
10/13/2020	Chad Richison	(5,665)	$373.38	Sale pursuant to a 10b5-1 plan
10/13/2020	Chad Richison	(7,115)	$374.59	Sale pursuant to a 10b5-1 plan
10/13/2020	Chad Richison	(5,400)	$375.27	Sale pursuant to a 10b5-1 plan
11/23/2020	Chad Richison	1,610,000	$0.00	Grant of performance-based restricted shares pursuant to the LTIP